Exhibit 99.1

NEWS RELEASE

Endeavour Silver Expands Indicated and Inferred Silver-Gold-Zinc-Lead
Resources at the Parral Project in Chihuahua State, Mexico

Endeavour to Release Fourth Quarter and Year-End 2010 Financial Results
on March 22, 2010; Conference Call to Follow at 1 PM EDT on Same Day

Vancouver, Canada – March 1, 2011 - Endeavour Silver Corp. (TSX: EDR, NYSE-Amex: EXK, DB-Frankfurt: EJD) released today an NI 43-101 resource estimate for its Parral Project located adjacent to the city of Hidalgo de Parral in Chihuahua State, Mexico.  The indicated and inferred resources were expanded significantly as a result of Endeavour’s exploration drilling program in 2010.

The Parral Project is situated within the famous silver district of Parral and covers about 1.1 kilometers of strike length along the Esmeralda zinc-lead-silver-gold vein system on the El Cometa (19.6 hectares) and San Juanico (17.1 hectares) properties.  A total of 9,954 meters of core drilling were completed in 34 drill holes on the San Juanico properties in 2010 in order to define the expanded resources.

Micon International Ltd. was commissioned in late October 2010 to provide an independent audit of Endeavour’s updated resource estimate for the Parral Project.  Their report entitled “NI 43-101 Technical Report Audit of the Mineral Resource Estimate for the Parral Project, Chihuahua State, Mexico” dated Dec 15th 2010, is now available on SEDAR.  Their audited mineral resource estimate to October 27, 2010 is as follows:

Summary of Parral Project Resource Estimate as of October 27, 2010 (NSR Cut-off US $40)
Resource Category	Thousand Tonnes	Ag (g/t)	Au (g/t)	Cu (%)	Pb (%)	Zn (%)	NSR/Tonne ($US)
Indicated	1,631.0	49.39	0.90	0.15	2.87	2.86	75.38
Inferred	1,302.9	63.47	0.88	0.20	2.55	2.28	73.77

The Qualified Persons for Micon are William J. Lewis, B.Sc., P.Geo., Charley Murahwi, M.Sc., P.Geo, MAusIMM, Dibya Kanti Mukhopadhyay, MAusIMM.  Micon previously audited the Parral resources up to December 31, 2008 in a technical report dated March 15, 2010, also available on SEDAR.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  There are currently no mineral reserves estimated for the Parral Project.

Because the Parral Project resources are poly-metallic, each sample interval was assigned a value based on the net smelter return (NSR).  Gold and silver prices were based on Endeavour’s base case model for 2010 and zinc and lead prices were as of July 2010.  Metallurgical recoveries were derived from Endeavour’s metallurgical lab test-work to date.  The NSR parameters were as follows:

Net Smelter Return (NSR) Cut-off Parameters for Parral Project Resources
Gold Price	US $1,000 per oz
Silver Price	US $16 per oz
Lead Price	US $0.65 per lb
Zinc Price	US $0.65 per lb

Gold Recovery (Overall)	75%
Silver Recovery (Overall)	71%
Lead Recovery (Overall)	80%
Zinc Recovery (Overall)	74%
Smelter Terms	Based on generic contract

Based on current metal prices of $33 per oz silver, $1400 per oz gold, $1.10 per lb lead and $1.10 per lb zinc, the NSR values rise 88% to approximately US$142 per tonne for indicated resources and US$139 per tonne for inferred resources.

Barry Devlin, Vice President of Exploration, commented, “Our 2010 drill program at Parral was successful at extending the previously drilled poly-metallic vein mineralization on the El Cometa property further north onto the San Juanico properties.  As a result, the resource tonnes and contained metals in the indicated and inferred resources all rose substantially over the previous estimate.”

“Endeavour now plans to commission a preliminary economic analysis of the Parral Project in order to determine how best to develop the project to commercial production.  The Parral properties are located only one kilometer from an operating 500 tonne per day, government-owned, custom flotation and cyanidation process plant.”

Endeavour plans to release its Fourth Quarter and Year-End 2010 financial results before the market open on Tuesday, March 22, 2010.  A conference call to discuss the results will follow at 10:00 AM Pacific Time (1:00 PM Eastern Time) on the same day. Endeavour also plans to release its updated NI 43-101 reserves and resources next week.

Barry Devlin, M.Sc., P.Geo. Vice President, Exploration is the Qualified Person who reviewed this news release and supervised the surface drilling and sampling programs at the Parral Project. A Quality Control sampling program of reference standards, blanks and duplicates has been instituted to monitor the integrity of all assay results.  All core samples are split at the Parral, Guanajuato, or Guanacevi field offices and shipped to ALS-Chemex Labs, where they are dried, crushed, split and 50 gram pulp samples are prepared for analysis.  Gold and silver are determined by fire assay with an atomic absorption (AA) finish and lead, zinc and copper are determined by AA.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

Bradford Cooke
Chairman and CEO

About Endeavour Silver Corp. – Endeavour Silver is a mid-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted six consecutive years of growing silver production, reserves and resources. The organic expansion programs now underway at Endeavour’s two operating silver mines in Mexico combined with its strategic acquisition and exploration programs should help Endeavour achieve its goal to become the next premier senior silver mining company.

Contact Information - For more information, please contact Hugh Clarke Toll free at 877-685-9775, or tel: (604) 685-9775, fax: (604) 685-9744, email hugh@edrsilver.com, website, www.edrsilver.com.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include, but are not limited to, statements regarding Endeavour’s anticipated future performance, including silver and gold production, timing and expenditures to develop new silver mines and mineralized zones, silver and gold grades and recoveries, cash costs per ounce, capital expenditures and sustaining capital  and the use of proceeds from the Company’s recent financing. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.  Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others: fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and U.S. dollar); changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, diminishing quantities or grades of mineral reserves as properties are mined; the ability to successfully integrate acquisitions; risks in obtaining necessary licenses and permits, and challenges to the company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.